

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2011

Edward Bukstel
Chief Executive Officer
Vitaminspice
996 Old Eagle School Road Suite 1102
Wayne, PA 79087

     Re: **Vitaminspice**
              Form 8-K Filed April 12, 2011
              Form 8-K/A Filed May 10, 2011
              File No. 0-52907

Dear Mr. Bukstel:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing[s] to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              Kevin L. Vaughn
              Accounting Branch Chief